T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

September 1, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Intermediate Income Fund, LLC
Offering Statement on Form 1-A
Filed July 21, 2020
File No. 024-11274

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated August 18, 2020 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on July 21, 2020 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”).

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment, along with two redlines marked against the Offering Statement.

1.
We note that you intend to acquire participation loans made by other Sponsored Funds. Please clarify for us the relationships among the funds. In particular, please tell us whether you intend to have multiple entities making Form 1-A filings for participation loans originated by the Sponsored Funds or whether multiple Form 1-A filings could have interests in the same loans.

Issuer’s Response: The Issuer only intends to acquire minority participation interests in loans which are originated and involve a single Sponsored Fund. The Issuer will not participate in any loans whereby multiple Sponsored Funds act as lenders. Further, our Sponsor does not intend for multiple Sponsored Funds to participate in a single loan at any time regardless of the involvement of the Issuer.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Jonathan Burr
U.S. Securities and Exchange Commission
September 1, 2020

2.
You indicate that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

3.
Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

4.
We note that you are offering four series of bonds over a two-year period and that each series will be offered for a total of six months. It appears that the Series B, C and D bonds will not be offered within two calendar days after qualification. Please tell us how this complies with the continuous offering requirement of Rule 251(d)(3)(i)(F).

Issuer’s Response: The Issuer believes it complies with the continuous offering requirements of Rule 251(d)(3)(i)(F) because each series of Bonds will be offered by the Issuer immediately upon qualification of the offering statement. The only difference between the Series A, B, C and D Bonds are their respective issuance dates and related maturity dates which does not preclude the Issuer from offering all series of Bonds immediately upon qualification of the offering statement. The Issuer will not reserve any amount of Bonds that may be offered at a later date, and the entirety of the $50,000,000 aggregate offering amount will be offered immediately by the Issuer upon qualification.

5.
We note that each series of bonds will mature on the last day of the 30th month from the initial issuance date and that the bonds have an automatic renewal feature. Please tell us if the renewals are factored into the offering price limit of Rule 251(a)(2).

Issuer’s Response: In response the Staff’s comment, the Issuer has determined that if it does not redeem the Bonds at or prior to maturity, it will file, and seek to have a qualified, a new offering statement under Regulation A with regard to the renewals. As disclosed in the First Amendment, no renewals will occur prior to the qualification of such an offering statement(s). Please see the Issuer’s disclosure on page 46 of the First Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Gary Becthel (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)